Offering Statement for Fathom Drones Inc (“Fathom”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Fathom Drones Inc

Eligibility

2. **The following are true for Fathom Drones Inc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Danny Vess

   Danny has a degree in chemical engineering, and has gained a plethora of experience working in customer engagement for Fathom. He has been the leader in starting the community around Fathom, and reaching out to potential users to better understand their needs. Danny is an adventurer himself and the originator for the idea of Fathom.

   John has a degree in biomechanical engineering and is the lead engineer in developing the Fathom One, Fathom's first product. He took the sticky note idea of the Fathom One and made it a reality with his engineering experience. John is also an avid scuba diver and outdoor enthusiast which has helped Fathom develop their first product to meet consumer needs.

   Matthew

   Matt has a degree in chemistry, but has extensive business knowledge by being part of the Yale Entrepreneurial Institute in 2015 and working on startup companies since 2013. He has been a crucial part to developing the Hope College entrepreneurship program along with running the operations at Fathom. Matt has been developing the current partnerships Fathom has and setting the strategic direction of Fathom.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Matthew Gira

Securities:	12,667
Class:	Common Stock
Voting Power:	29.8%

John Boss

Securities:	12,667
Class:	Common Stock
Voting Power:	29.8%

Danny Vessells

Securities:	12,667
Class:	Common Stock
Voting Power:	29.8%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

   Fathom is making underwater exploration more efficient and effective by either replacing scuba divers or enhancing scuba divers.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Fathom Drones Inc speculative or risky:**

    1. Fathom is currently a consumer hardware company, which can be a difficult space to succeed in. We plan to carry inventory and sell the inventory in a timely manner to customers, but we have yet to ship our first product.

    2. We will need to attract, train and retain additional highly qualified senior executives and technical and managerial personnel in the future.

    3. Our future growth depends on our ability to develop and retain customers.

    4. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and retain new customers, our business, results of operations and financial condition may be materially adversely affected.

    5. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement.

    6. Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability.

    7. We may conduct future offerings of our common stock and pay debt obligations with our common stock, or issue preferred stock, which may diminish our investors' pro rata ownership.

    8. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results.

    9. Our ability to grow is also subject to the risk of future disruptive technologies.

    10. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced software solutions products and services that provide higher levels of performance and reliability at lower cost. If we are unable to develop new services that address our customers' needs, to deliver our applications in one seamless integrated product offering that addresses our customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies.

    11. We have a limited operating history. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

    12. These documents have not been reviewed or approved by the government. No government agency or authority has reviewed or approved this offering or any of the documents provided to

you relating to our crowd funding efforts, including these Risk Factors. You are expected to conduct your own review and analysis before deciding whether to purchase the securities.

The Offering

Fathom Drones Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,992 through an offering under Regulation CF. In the event the Company fails to reach their offering target of $10,000, any investments made under offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The purpose of this offering is to be able to ship the first units of the Fathom One and fully get to market. The use of funds will be going towards tooling, initial inventory, and operations.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$1,069,992
Less: Offering Expenses	$490	$52,430
Net Proceeds	$9,510	$1,017,562
Compensation for Directors, Officers, and Promoters	$0	$141,570
Working Capital	$0	$376,007
Equipment / Machinery	$9,510	$500,000
Total Use of Net Proceeds	$9,510	$1,017,577

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Fathom Drones Inc must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

    We are issuing Common Stock at an offering price of $49.50 per share.

13. **Do the securities offered have voting rights?**

    The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

14. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

15. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	1,000,000	80,851	No	

Options, Warrants and Other Rights

Not applicable.

17. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

In May 2015, the Company issued a convertible note payable in the principal amount of $20,000. The note matured in July 2017 and remains payable on demand. In the event the Company issues and sells any of its equity securities to investors that meet the requirements of a Qualified Financing, as described in the note payable, which results in gross proceeds to the Company of st least $750,000 in the aggregate, then the outstanding principal balance and any unpaid accrued interest under the note shall automatically convert in whole without any further action by the note holder into equity securities of the Company at a conversion price equal to the lessor of 80% of the lowest price per unit of membership interest paid by the new investors, or the price equal to the quotient of $1,000,000 divided by the aggregate number of outstanding units of the Company's common membership interests as of immediately prior to the initial closing of he Qualified Financing (or Non-Qualified financing) and otherwise on the same terms and conditions as given to the new investors.

On September 16, 2017, the Company executed an amended and restated purchase agreement issuing 2,553.19 shares of the Company's common stock, or 6%, on a fully diluted basis. The owner of this stock (the "Purchaser") has anti-dilution rights.

The Company agreed to issue additional shares ("Additional Shares") of Common Stock (for no additional consideration) to maintain Purchaser's ownership interest at six percent (6%) of the total capital stock (calculated on a fully-diluted basis, including all outstanding shares of common and preferred stock, all outstanding options and warrants, phantom stock, stock appreciation rights, and any shares reserved for issuance under the Company's equity incentive plans, but excluding shares issuable upon conversion of any current or future convertible debt or equity instruments) until immediately prior to the sale and issuance of the Company's capital stock in a future bona fide equity financing that results in an aggregate purchase price paid to the Company by investors that are not related to or otherwise affiliated with the Company's founders of not less than $250,000, excluding all convertible securities (a "Qualified Financing"). For purposes of this Agreement, a Qualified Financing may be comprised of separate closings, provided that the terms upon which the Company sells capital stock in each such closing are identical. For the avoidance of doubt, Purchaser shall be entitled to the anti-dilution protection in connection with, without duplication, (a) the issuance of additional shares of capital stock, (b) the issuance of options, warrants, phantom stock, stock appreciation rights, and other rights to acquire capital stock and (c) the reservation for issuance of any shares of capital stock under the Company's equity incentive plans, including any shares reserved in connection with a Qualified Financing that are included in the total number of fully diluted pre-money shares immediately before the Qualified Financing and used to determine the purchase price per share in the Qualified Financing. For the avoidance of doubt, Purchaser shall not be entitled to such anti-dilution protection in connection with the issuance of the Company's capital stock in a Qualified Financing or upon issuance or conversion of outstanding convertible debt or equity instruments. Upon request, the Company shall promptly issue an additional stock certificate or certificates representing such Additional Shares.

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

19. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

    As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

    Individuals who each hold greater than 20% of the outstanding voting securities could impact the direction of the company or vote for changes in the corporate structure that are detrimental to shareholders that own a small percentage of stock.

20. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    The valuation was determined by the valuation cap of convertible notes that we have negotiated with TechStars Mobility.

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As minority owners, the crowd funding investors are subject to the decisions made by the management team or the majority shareholders.

22. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

    If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

We may need to negotiate with related-party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

23. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Emerge West Michigan Inc
Amount Outstanding:	$20,000
Interest Rate:	8.0%
Maturity Date:	July 8, 2017
Other Material Terms:	

Convertible Note with Emerge Xcelerate Program. The note matured on July 8, 2017 and is payable on demand. The note is convertible into common stock if the Company has a financing of $750,000 or more at the lesser of (i) at a market capitalization on a fully-diluted basis of $1 million or an 80% discount to the lowest price per share paid by and investor in a financing of $750,000 or more.

In the event that the Company issues and sells shares of its capital stock to investors (the "Investors") on or before the date of the repayment in full of the note,resulting in gross proceeds to te Company of at least $250,000 (a "Qualified Financing"), then the outstanding principal balance on the new note and any unpaid interest shall automatically convert in whole without any further action by the note holder into such shares sold in the Qualified Financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares by the Investors, or (ii) the price equal to the quotient of $3,000,000 divided by the aggregate number of fully-diluted outstaning shares of the Company's common stock immediately prior to the initial closing of the Qualified Financing.

Creditor(s):	TechStars
Amount Outstanding:	$100,000
Interest Rate:	5.0%
Maturity Date:	July 20, 2019
Other Material Terms:	

Convertible Note with TechStars Mobility. In summary, the notes are 5% interest rate, convertible into common stock at a market capitalization on a fully-diluted basis of $2 million if the Company does not have a Qualified Financing.

In the event that the Company issues and sells shares of its capital stock to investors (the "Investors") on or before the date of the repayment in full of the note,resulting in gross proceeds to te Company of at least $250,000 (a "Qualified Financing"), then the outstanding principal balance on the new note and any unpaid interest shall automatically convert in whole without any further action by the note holder into such shares sold in the Qualified Financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares by the Investors, or (ii) the price equal to the quotient of $3,000,000 divided by the aggregate number of fully-diluted outstaning shares of the Company's common stock immediately prior to the initial closing of the Qualified Financing.

24. **What other exempt offerings has Fathom Drones Inc conducted within the past three years?**

Date of Offering:	07/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$20,000
Use of Proceeds:	Product Development

25. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

26. **Does the issuer have an operating history?**

    No.

27. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

At December 31, 2016, the Company had cash of $113,576 and negative working capital of $123,146, as compared to $9,485 in cash and working capital of $13,473 at December 31, 2015.

For the years ended December 31, 2016 and 2015, we had no sales and no cost of sales.

Our operating expenses for the year ended December 31, 2016 increased by $105,329 to $113,384 as compared to $8,055 for the year ended December 31, 2015. The increase in expenses was primarily attributable to $55,612 in development and startup costs in 2016, compared to $5,859 in 2015, and officer compensation costs and finance costs of $24,784 and $15,274, respectively, in 2016, as compared to no costs in 2015.

In order to provide the company with operating cash while we conduct our crowd funding offering, we plan to close on $75,000 in convertible notes in September 2017. These notes have similar terms to the existing $100,000 in notes that are due in July 2019. In summary, the notes are 5% interest rate, convertible into common stock at a market capitalization on a fully-diluted basis of $2 million if the Company does not have a Qualified Financing.

In the event that the Company issues and sells shares of its capital stock to investors (the "Investors") on or before the date of the repayment in full of the note,resulting in gross proceeds to te Company of at least $250,000 (a "Qualified Financing"), then the outstanding principal balance on the new note and any unpaid interest shall automatically convert in whole without any further action by the note holder into such shares sold in the Qualified Financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares by the Investors, or (ii) the price equal to the quotient of $3,000,000 divided by the aggregate number of fully-diluted outstaning shares of the Company's common stock immediately prior to the initial closing of the Qualified Financing.

Financial Information

28. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
CPA Review Report:	reviewletter.pdf

29. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent**

jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

1. in connection with the purchase or sale of any security?;
2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
2. places limitations on the activities, functions or operations of such person?
3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Fathom Drones Inc answers 'NO' to all of the above questions.

Other Material Information

30. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: we live on a planet that's 71% water yet we've only explored 10% of it we're about to change that. the fathom one is an easy-to-use underwater drone that you can control with your smartphone or tablet. we designed it to be the most affordable most versatile underwater drone ever madem and after two full years of prototyping and development were finally ready to bring underwater exploration and education to the masses. I'm John, I'm Matt, and I'm Dani. We're a team of outdoor enthusiasts, scuba divers, engineers and travelers that had an idea for an underwater drone that we could take anywhere and use in any environment.

I grew up spending summers on Lake Louise in northern Michigan where a lot of large logging operations took place in the 1800's. Jump forward two hundred years and now every cottage has artifacts and pieces of history on their walls that washed up on the beach but there are still legends of horse-drawn sleds that fell through the ice and got stuck at the bottom just waiting to be explored I thought if I could control an aerial drone from a mobile app to explore from above, why couldn't I do the same thing from underwater.

That's when Fathom was born. Underwater remotely operated vehicles or ROV s have been around for a while but they're mainly large expensive industrial devices tethered to big ships, and early consumer RVs inspired by their big brothers cost well over a thousand dollars with no mobile app for piloting.

And you need to be a pretty good hacker to put them together we knew we wanted an underwater drone that anyone could drop into any body of water and pilot easily using an app on their smart device, and it had to be small and light enough to carry around meaning a completely new compact design. it had to come fully assembled out of the box including an onboard 1080p HD camera and built in high intensity LED headlights for clear viewing and it had to be as affordable as lower costs flying drones with comparable equipment so that every modern day explorer could have one we built the fathom one with all of those features and thanks to custom components in a streamlined design now you can have it for under six hundred dollars. That's less than half the price of the closest competition. Above all we made the fathom one super easy to use but that doesn't mean it's limited. this thing is fully modular our patent-pending thruster attachment system allows you to easily remove all three thrusters for packing but it also enables customization and upgrades to specialized thrusters such as these ones with larger fins for stabilization and we're hoping our backer community will create and share their own ideas for customization. The Fathom one also features an integrated rail system that makes adding accessories like action cameras and additional lights or other sensors a breeze just slide it on click it in and you're ready to go we put everything that we have into making underwater exploration and education more accessible to the masses we built the prototypes validated our designs and now ready to go on a full-scale manufacturing all that's left is for you the Kickstarter community to show us that you want an underwater drone that's affordable portable modular and completely easy to use right out of the box. fathom is your chance to go deep and see the world in an entirely new way the possibilities are truly endless.

What can you fathom?

The following documents are being submitted as part of this offering:

   Governance:

     Certificate of Incorporation: certificateofincorporation.PDF

Corporate Bylaws:	corporatebylaws.pdf
Opportunity:	
Pitch Deck:	pitchdeck.pdf

Ongoing Reporting

31. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: fathomdrone.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.